UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number  000-30881

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Click Commerce, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

233 North Michigan, 22nd Floor
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60601
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Despite diligent efforts, the work necessary to complete management’s assessment of the effectiveness of the Company’s internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, could not be completed without unreasonable expense and effort in sufficient time to permit filing our Annual Report on Form 10-K for the year ended December 31, 2005 on the scheduled due date of March 16, 2006. The Company has identified certain control deficiencies and is continuing its assessment as to whether any of such control deficiencies, either individually or in combination, constitutes a material weakness in the Company’s internal control over financial reporting as of year-end.

The Company’s delay in completing its assessment of internal control over financial reporting has also caused delays in the Company’s review of relevant disclosures in the Form 10-K and in the completion of the Company’s financial statements required to be included in the Form 10-K. Since management has not completed its evaluation and testing of internal control over financial reporting or completed its financial statements, there can be no assurance that additional deficiencies will not be identified that could be material weaknesses, or additional adjustments recorded that result in changes to the financial results disclosed in Part IV of the Form 10-K.

The Company expects that it will be able to complete the remaining work described above in time for the Company to file its Form 10-K for the year ended December 31, 2005 within the 15 day extension provided by Rule 12b-25.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael W. Nelson Chief Financial Officer and Treasurer	(312)	482-9006
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

The registrant was required to file (i) an amendment to its report on Form 8-K/A on April 25, 2005, to include the audited financial statements for the Optum, Inc. acquisition, which was previously reported by the registrant on Form 8-K on February 2, 2005; (ii) an amendment to its current report on Form 8-K/A on August 10, 2005 to include the audited financial statements for the Xelus, Inc. acquisition, which was previously reported by the registrant on Form 8-K on  May 27, 2005; and (iii) an amendment to its current report on Form 8-K/A on February 1, 2006 to include the audited financial statements for the Requisite Technology, Inc. acquisition, which was previously reported by the registrant on Form 8-K/A on November 22, 2005.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total fourth quarter 2005 revenues were $18.2 million, representing over 153% growth from fourth quarter 2004 revenue of $7.2 million. Net income was $9.9 million, or $0.79 per share, including a $5.4 million reversal of a portion of the Company’s deferred tax asset valuation allowance.

For the year, 2005 revenues were $58.7 million, representing 128% growth from 2004 revenue of $25.7 million.  Net income was $19.5 million, or $1.63 per share, including the reversal of a portion of the Company’s deferred tax asset valuation allowance.

Click Commerce, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2006	By	/s/ Michael W. Nelson
Name: Michael W. Nelson
Title: Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).